October 5, 2018

William Goh
President, CEO, CFO and Director
TechMedia Advertising, Inc.
6, Shenton Way #21-08 OUE Downtown
Singapore

       Re: TechMedia Advertising, Inc.
           Registration Statement on Form 10
           Filed September 11, 2018
           File No. 000-52945

Dear Mr. Goh:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10 Filed September 11, 2018

Item 1. Business, page 3

1. You state that you have agreed to acquire 100% of the issued and outstanding shares in the capital of IBASE in exchange for the issuance of an aggregate of 18,998,211 post-
      reverse stock split shares of your common stock to the shareholders of IBASE. Please revise your disclosure to indicate the section of the Securities Act or the rule of the
      Commission under which exemption from registration will be claimed and state briefly the facts relied upon to make the exemption available.
2. We note your disclosure on page 4 that you are a shell company. Please revise to provide risk factor disclosure that highlights the consequences of your shell company status, including the prohibition on the use of Form
S-8 by shell
      companies, enhanced reporting requirements imposed on shell companies, and the
 William Goh
FirstName LastNameWilliam Goh
TechMedia Advertising, Inc.
Comapany 2018
October 5, NameTechMedia Advertising, Inc.
October 5, 2018 Page 2
Page 2
FirstName LastName
         conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
Key Customers, page 13

3. We refer to the "Revenue % (Estimated)" column for each of IBASE's key customers. To provide context, please revise to provide IBASE's total revenue and the financial periods represented. Separately, we refer to material contracts disclosure on page 15. Please revise to provide the material terms of the contracts, including duration and termination provisions, as applicable.
Management's Discussion and Analysis of Financial Conditions and Results of Operations, page
24

4. You state on page 27 that your plan of operations over the next twelve months is to complete the Amended Share Exchange Agreement with IBASE and to move forward with the business of IBASE upon closing of such agreement. Provide revise to provide details of your specific plan of operations, including detailed milestones, and the anticipated time frame for beginning and completing each milestone.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 31

5. Please disclose the natural person(s) with voting or investment power over the shares owned by Ternes Capital Ltd.
Item 10. Recent Sales of Unregistered Securities, page 38

6. Please provide the information required by Item 701 of Regulation S-K for the issuances of convertible notes in the past three years.
ITEM 15. Financial Statements Schedules and Exhibits, page 43

7. Please revise to provide updated audited financial statements for both TechMedia
         Advertising, Inc. and IBASE. Refer to Item 8-08 of Regulation S-X. General

8. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will become subject to the reporting requirements under Section 13(a) of the Securities
         Exchange Act. We will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the automatic effectiveness date, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.
 William Goh
TechMedia Advertising, Inc.
October 5, 2018
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rebekah Lindsey, Staff Accountant, at 202-551-3303, or Christine
Dietz, 202-551-3408, Assistant Chief Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Derby, Staff Attorney, at 202-551-3334, or Folake Ayoola, Special Counsel, at 202-551-3673
with any other questions.



                                                          Sincerely,
FirstName LastNameWilliam Goh
                                                          Division of
Corporation Finance
Comapany NameTechMedia Advertising, Inc.
                                                          Office of Information
Technologies
October 5, 2018 Page 3                                    and Services
FirstName LastName